UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number 1-12552

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of
   The Talbots, Inc. Retirement Savings Voluntary Plan:
We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
June 27, 2007

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Cash	$437,682	$—

Participant Directed Investments—at fair value:
Participant loans	3,731,797	3,366,832
Common stock—The Talbots, Inc.	11,310,222	12,753,498
Mutual funds	110,170,169	90,363,113
Common/collective trusts	34,065,972	30,947,559

Total investments	159,278,160	137,431,002

Receivables:
Employee contributions	—	291,756
Employer contributions	—	88,717
Due from broker for investments sold	36,558	33,507
Dividends and interest	40,793	35,968

Total receivables	77,351	449,948

Total assets	159,793,193	137,880,950

LIABILITIES:
Payable to broker for investments purchased	369,458	320,659
Accrued management fee	2,762	2,895
Excess contributions payable	227,972	234,378

Total liabilities	600,192	557,932

NET ASSETS AVAILABLE FOR BENEFITS	$159,193,001	$137,323,018

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

CONTRIBUTIONS:
Employer	$3,850,513	$3,655,160
Employee	11,887,342	11,313,505
Rollover	488,117	863,847

Total contributions	16,225,972	15,832,512

INVESTMENT ACTIVITY:
Dividend and interest income	5,377,061	7,362,847
Net appreciation in fair value of investments	12,268,383	268,914

Total investment activity	17,645,444	7,631,761

DEDUCTIONS:
Benefit payments	(11,889,327)	(6,974,742)
Administrative expenses	(112,106)	(113,090)

Total deductions	(12,001,433)	(7,087,832)

NET INCREASE	21,869,983	16,376,441

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	137,323,018	120,946,577

End of year	$159,193,001	$137,323,018

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information—The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989 and amended and restated effective as of January 1, 1997 for the employees of the Company. Employees are eligible to participate following completion of one year of service, attainment of age 21, and at least 1,000 hours worked during the eligibility year of service. Ameriprise Trust Co. (“ATC”) Retirement Services, formerly American Express Trust Co. Retirement Services, served as both trustee and record keeper of the Plan during 2006 and 2005. Effective April 2, 2007, Wachovia Corporation became the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a compensation reduction authorization agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 50% of the participant’s compensation subject to Internal Revenue Code (the “Code”) limitations. Participants who are ages 50 and older are permitted to make additional, catch-up contributions. During each Plan year, the Company makes matching contributions at its discretion. The Company’s matching contribution for the years ended December 31, 2006 and 2005 was 50% of the participant contribution up to 6% of the participant’s compensation.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Company’s discretionary matching contribution and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings/losses or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, three common/collective trusts, and a Company common stock fund as investment options for participants.

Vesting and Forfeitures—All participant contributions are 100% vested. Company contributions vest 20% after each year of service. Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $228,560 and $202,909, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company contributions. During the years ended December 31, 2006 and 2005, forfeitures of $94,270 and

$98,676 respectively, were used to pay administrative expenses. Because the Company elected not to reduce the amount of its contributions in 2006 and 2005, Company contributions were reduced by $0 in both years.
Benefit Arrangements—The Plan provides for the payment of participant account balances to participants who have reached the later of the normal retirement age of 65 or completion of five years of vesting service. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59 1/2. If the participant’s service with the Company terminates other than by reason of retirement, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent before his or her normal or early retirement age, if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Company common stock fund in the form of whole shares of Company common stock.

Participant Loans—Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. Loan terms range from one to five years or up to 10 years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2006, interest rates on outstanding loans range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties—The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value. The Talbots, Inc. common stock is recorded at quoted market prices. Shares of mutual funds are recorded at net asset value based on quoted market prices. Fair values of investments that do not have readily ascertainable market values (such as common/collective trusts) have been determined by the trustee based on the underlying fair value of the assets of the portfolio. These investments aggregated $34,065,972 or 21.3% of the assets of the Plan at December 31, 2006, and $30,947,559 or 22.5% of the assets at December 31, 2005.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments—Benefit payments to participants are recorded when paid.

Administrative Expenses—Most expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion.

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2006	2005

Common stock—The Talbots, Inc.	$11,310,222	$12,753,498
RVST Income Fund II**	23,343,178	21,523,801
RVST Equity Index Fund II**	10,543,923	9,036,637
RVS New Dimensions Fund**	*	26,594,014
RVS Large Cap Equity Fund**	28,246,257	*
American Balanced Fund	23,765,104	21,498,704
PIMCo Total Return Fund	8,182,565	7,895,753
Davis New York Venture Fund (Class A)	14,416,862	11,778,029
Baron Asset Fund	12,347,887	10,584,156
Janus Overseas Fund	19,975,041	11,636,946

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	2006	2005

At fair value:
Common stock—The Talbots, Inc.	$(1,509,777)	$465,773
Common/collective trusts:
RVST Income Fund II	979,227	758,102
RVST Equity Index Fund II	1,392,284	387,744
Mutual funds:
Columbia Small Cap Value I Fund	54,952	(10,619)
AIM Total Return Fund	*	(470,830)
Brandywine Blue Fd Inc.	13,852	*
RVS New Dimensions Fund	(145,664)	(4,854,326)
RVS Large Cap Equity Fund	1,917,821	*
PIMCo Total Return Fund	(91,550)	(126,227)
Davis New York Venture Fund (Class A)	1,761,122	976,543
Baron Asset Fund	676,319	621,752
Janus Overseas Fund	5,764,189	2,577,007
American Balanced Fund	1,455,608	(55,615)
AIM Balanced Class A Fund	*	(390)

Net appreciation in fair value of investments	$12,268,383	$268,914

*At December 31, 2006 or 2005, these investment options were not available under the Plan and therefore their balances were $0.

**RiverSource Funds Trust (RVST) and RiverSource Funds (RVS), currently part of the Ameriprise Financial Family of Companies, were formerly part of the American Express Trust Co. family of funds.
4.	EXEMPT PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds that are managed by ATC and related entities. ATC is the trustee and custodian as defined by the Plan. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for management services were included as a reduction of the return earned for each fund. Additionally, fees paid by the Plan to the trustee for recordkeeping services were $27,746 and $42,703 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 469,296 and 458,385 shares, respectively, of common stock of the Company, with a fair value of $11,310,222 and $12,753,498, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $235,769 and $216,446, respectively, from common stock of the Company.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 28, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter, however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt.

7.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $227,972 and $234,378 in 2006 and 2005, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts will be refunded to the participants within the time allowed by the IRS.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$159,193,001	$137,323,018
Cumulative deemed loans (principal) on the Form 5500	(37,660)	(39,687)

Net assets available for benefits per the Form 5500	$159,155,341	$137,283,331

The following is a reconciliation of the Plan’s net income as reported in Form 5500 to net increase in net assets available for benefits per the financial statements:

	2006	2005

Net income per Form 5500	$21,872,010	$16,367,533
Loans shown as deemed loans on the Form 5500	15,533	9,379
Deemed loans offset by total distributions	(17,304)	—
Interest on deemed loans	(256)	(471)

Net increase in net assets available for benefits per the financial statements	$21,869,983	$16,376,441

* * * * * *

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2006

	b) Identity of Issue,	c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Interest Rate,	d) Cost	e) Current
a)	Similar Party	Collateral, and Par or Maturity Value	**	Value

		Mutual Funds:
	PIMCo Funds	PIMCo Total Return Fund		$8,182,565
	American Funds	American Balanced Fund		23,765,104
*	RiverSource Funds	RVS Large Cap Equity Fund		28,246,257
	Baron Funds	Baron Asset Fund		12,347,887
	Brandywine	Brandywine Blue Fd Inc.		1,372,591
	Columbia Funds	Columbia Small Cap Value I Fund		1,863,862
	Davis Funds	Davis New York Venture Fund (Class A)		14,416,862
	Janus	Janus Overseas Fund		19,975,041

		Total Mutual Funds		110,170,169

		Common/Collective Trusts:
*	RiverSource Funds	RVST Income Fund II		23,343,178
*	RiverSource Funds	RVST Equity Index Fund II		10,543,923
*	RiverSource Funds	RSVT Money Market Fund II		178,871

		Total Common/Collective Trusts		34,065,972

*	The Talbots, Inc.	Common Stock		11,310,222

*	Participants	Participant Loans (interest rates ranging from 5.0% to 10.5%, various maturity dates through August 2015)		3,731,797

		TOTAL INVESTMENTS		$159,278,160

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore has not been included.

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
Date: June 29, 2007	By:	/s/ Edward L. Larsen
Edward L. Larsen
Pension Investment Committee Member

By:	/s/ John Fiske, III
John Fiske, III
Pension Investment Committee Member